UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

ENDESA, S.A.
(Name of Subject Company (issuer))

ACCIONA, S.A.
ENEL SOCIETÀ PER AZIONI
ENEL ENERGY EUROPE SOCIETÀ A RESPONSABILITÀ LIMITATA
(Name of Persons Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029258N-10-7, ISIN US29258N1072
(CUSIP and ISIN Numbers of Class of Securities)
_______________

Acciona, S.A.	ENEL Società per Azioni
Avenida de Europa, 18	Viale Regina Margherita 137
Empresarial La Moraleja, Alcobendas	00198 Rome, Italy
Madrid, Spain 28108	Attention: Department of Corporate Affairs
Attention: Jorge Vega-Penichet	+39 06830 52783
+34 91 663 2850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:
Wachtell, Lipton, Rosen & Katz	Simpson Thacher & Bartlett LLP
51 West 52nd Street	One Ropemaker Street
New York, New York 10019	London EC2Y 9HU
Attention: Adam O. Emmerich	Attention: Michael Wolfson
(212) 403-1000	+44 207 275 6500

Calculation of Filing Fee

Transaction valuation[1]	Amount of filing fee[2]
8,919,665,524.10	273,834

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $273,834	Filing Party:	Acciona, S.A.
Enel Energy Europe Società a
Responsabilità Limitata
ENEL Società per Azioni
Form or Registration No.: Schedule TO	Date Filed:	July 30, 2007

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

[1] Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d)
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa, S.A. (including ordinary shares represented by American depositary shares of Endesa, S.A.) subject to the U.S. offer, by the offer price of €40.16 in cash for each ordinary share of Endesa, S.A. and each American depositary share of Endesa, S.A., converted into U.S. dollars based on the exchange rate expressed in U.S. dollars per euro of $1.3711 =
€1.00, the Federal Reserve Bank of New York noon buying rate on July 25, 2007.

[2] Calculated at $30.70 per $1,000,000.00 of the transaction valuation. The amount of the filing fee was sent via wire transfer on July 26, 2007.

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on July 30, 2007 (the “Schedule TO”). The Schedule TO relates to the joint tender offer by Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE” and, together with Acciona, the “Offerors”), an Italian limited liability company and a wholly-owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, to acquire all the outstanding ordinary shares, normal value €1.20 per share (the “ordinary shares”) and American depositary shares, each representing one ordinary share (the “ADSs”, and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish corporation (“Endesa”), pursuant to, and upon the terms and conditions set forth in the offer to purchase in the United States dated July 30, 2007 (the “U.S. Offer”). The Offerors are also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares. Capitalized terms used and not defined in this Amendment No. 3 have the same meanings set forth in Schedule TO. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on Schedule TO.

Item 4.             Terms of the Transaction

     On September 11, 2007, Acciona and ENEL filed a joint current report with the Spanish Comisión Nacional del Mercado de Valores (the CNMV) confirming that the attendance premium of €0.15 per ordinary share or ADS of Endesa that Endesa’s Board of Directors has resolved to pay to those shareholders that participate in the special general meeting of Endesa shareholders to be held on September 25, 2007 will not be deducted from the price of €40.16 per ordinary share or ADS of Endesa being offered by the Offerors in the Offers. This summary of the joint current report is qualified in its entirety by reference to a copy of the current report which is attached hereto as Exhibit (a)(5)(DD) and incorporated herein by reference.

Item 12.           Exhibits

             Item 12 is amended and supplemented to include the following exhibits:

            Exhibit                                                                                             Description

(a)(5)(DD)	Current report filed on September 11, 2007 by Enel Energy Europe S.r.L. and Acciona,
S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV confirming that the attendance premium of €0.15.per ordinary share or ADS of Endesa, S.A. that
Endesa, S.A.’s Board of Directors has resolved to pay to those shareholders that participate in the special general meeting of Endesa, S.A. shareholders to be held on
September 25, 2007 will not be deducted from the price of €40.16 per ordinary share or
ADS of Endesa, S.A. being offered by Acciona, S.A. and Enel Energy Europe S.r.L. in their Joint tender offer for all outstanding ordinary shares and ADSs of Endesa, S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2007

Acciona, S.A.

By: /s/ Jorge Vega Penichet

Name:	Jorge Vega Penichet
Title:	Company Secretary

ENEL Società per Azioni

By: /s/ Fulvio Conti

Name:	Fulvio Conti
Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata

By: /s/ Claudio Machetti

Name:	Claudio Machetti
Title:	Director

4

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated July 30, 2007[1]

(a)(1)(B)	Form of Share Form of Acceptance[1]

(a)(1)(C)	Form of ADS Letter of Transmittal[1]

(a)(1)(D)	Form of Notice of Guaranteed Delivery[1]

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees[1]

(a)(1)(F)	Form of Letter to Holders of American Depositary Shares[1]

(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians[1]

(a)(1)(H)	Form of Letter to Holders of Ordinary Shares[1]

(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9[1]

(a)(5)(A)	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the tender offer (previously filed as Exhibit 99.46 to Amendment No. 18 to the statement on Schedule 13D filed on April 11, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and
incorporated herein by reference)

(a)(5)(B)	Current report filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A.
with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the joint tender offer (previously filed as Exhibit 99.44 to Amendment No. 18 to the statement on Schedule 13D filed on April 11, 2007 by Acciona, S.A. and Finanzas Dos,
S.A. and incorporated herein by reference)

(a)(5)(C)	Current report filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A.
with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the bank guarantees filed with the CNMV for the joint tender offer (previously filed as
Exhibit 99.45 to Amendment No. 18 to the statement on Schedule 13D filed on April 11,
2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(a)(5)(D)	Press release of ENEL S.p.A. dated April 19, 2007, announcing that seven more banks have joined the financing for the joint tender offer for Endesa, S.A (previously filed as
Exhibit 99.24 to the statement on Schedule TO-C filed on April 11, 2007 by Acciona,
S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(E)	Press release of Acciona, S.A. dated April 24, 2007, reasserting the legality of its actions in connection with the proposed tender offer for Endesa (previously filed as Exhibit 99.47 to Amendment No. 19 to the statement on Schedule 13D filed on April 26, 2007 by
Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(a)(5)(F)	Press release of ENEL S.p.A. dated April 27, 2007, announcing that the Spanish energy regulatory authority, Comisión Nacional de Energía, authorized Enel Energy Europe
S.r.L. to acquire up to 24.99% of the share capital of Endesa, S.A. (previously filed as
Exhibit 99.27 to the statement on Schedule TO-C filed on April 27, 2007 by Acciona,

6

S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(G)	Press release of ENEL S.p.A. dated May 3, 2007, announcing the request for authorization from the Spanish Comisión Nacional del Mercado de Valores – CNMV to
acquire the shares tendered from Endesa S.A. resulting from the joint tender offer
(previously filed as Exhibit 99.28 to the statement on Schedule TO-C filed on May 3,
2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L.
and incorporated herein by reference)

(a)(5)(H)	Current report filed on May 3, 2007 by ENEL S.p.A. and Acciona S.A. with the Spanish
Comisión Nacional del Mercado de Valores – CNMV regarding the request for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer (previously filed as Exhibit 99.29 to the statement on Schedule TO-C filed on
May 3, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy
Europe S.r.L. and incorporated herein by reference)

(a)(5)(I)	English translation of the current report filed on May 17, 2007 by ENEL S.p.A. with the
Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to the maximum of 24.99% of the share capital of Endesa, S.A. (previously filed as Exhibit
99.32 to the statement on Schedule TO-C filed on May 17, 2007 by Acciona, S.A.,
Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(J)	Press release of ENEL S.p.A. dated May 17, 2007, announcing the authorization from the
Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A. (previously filed as Exhibit 99.33 to the statement on
Schedule TO-C filed on May 17, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL
S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(K)	English translation of the current report filed on June 1, 2007 by ENEL S.p.A. with the
Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di
Credito Finanziario S.p.A. (previously filed as Exhibit 99.38 to Amendment No. 13 to the statement on Schedule 13D filed on June 1, 2007 by ENEL S.p.A. and Enel Energy
Europe S.r.L. and incorporated herein by reference)

(a)(5)(L)	Press release of ENEL S.p.A. dated June 1, 2007, announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario
S.p.A. (previously filed as Exhibit 99.39 to Amendment No. 13 to the statement on
Schedule 13D filed on June 1, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and
incorporated herein by reference)

(a)(5)(M)	Current report filed on June 11, 2007 by ENEL S.p.A. with the Spanish Comisión
Nacional del Mercado de Valores announcing deposit with the Madrid Mercantile
Registry of regulations relating to the free transferability of ordinary shares of Endesa
S.A. by ENEL S.p.A. and Acciona S.A. (previously filed as Exhibit 99.40 to Amendment
No. 15 to the statement on Schedule 13D, filed on June 11, 2007 by ENEL S.p.A. and
Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(N)	Press release of ENEL S.p.A. dated June 11, 2007, announcing deposit of covenants regarding the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and
Acciona S.A. (previously filed as Exhibit 99.41 to Amendment No. 15 to the statement on
Schedule 13D, filed on June 11, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L.

7

and incorporated herein by reference)

(a)(5)(O)	Current report filed on July 2, 2007 by Acciona, S.A and ENEL S.p.A. with the Spanish
Comisión Nacional del Mercado de Valores – CNMV relating to notification regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona,
S.A. and Enel Energy Europe S.r.L. for the ordinary shares, including ordinary shares represented by ADSs, from €41.30 per ordinary share to €40.16 per ordinary share to reflect the €1.14 per ordinary share dividend that Endesa general shareholders meeting approved on June 20, 2007 (previously filed as Exhibit 99.50 to Amendment No. 23 to the statement on Schedule 13D filed on July 2, 2007 by Acciona, S.A. and Finanzas Dos,
S.A. and incorporated herein by reference)

(a)(5)(P)	Press release of ENEL S.p.A. dated July 2, 2007 regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona and Enel Energy Europe
S.r.L. for the ordinary shares, including ordinary shares represented by ADSs, from
€41.30 per ordinary share to €40.16 per ordinary share to reflect the €1.14 per ordinary share dividend that Endesa general shareholders meeting approved on June 20, 2007
(previously filed as Exhibit 99.43 to Amendment No. 16 to the statement on Schedule
13D filed on July 2, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and
incorporated herein by reference)

(a)(5)(Q)	Current report filed on July 5, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish
Comisión Nacional del Mercado de Valores – CNMV announcing approval by the
European Commission of the acquisition of joint control through a public takeover bid for
Endesa, S.A. by ENEL S.p.A. and Acciona, S.A. (previously filed as Exhibit 99.46 to
Amendment No. 17 to the statement on Schedule 13D filed on July 5, 2007 by ENEL
S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(R)	Press release of ENEL S.p.A. dated July 5, 2007 announcing approval by the European
Commission of the acquisition of joint control through a public takeover bid for Endesa,
S.A. by ENEL S.p.A. and Acciona, S.A. (previously filed as Exhibit 99.47 to Amendment
No. 17 to the statement on Schedule 13D filed on July 5, 2007 by ENEL S.p.A. and Enel
Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(S)	Joint press release of ENEL S.p.A. and Acciona, S.A. dated July 25, 2007 announcing approval by the Spanish Comisión Nacional del Mercado de Valores – CNMV to launch a joint tender offer for Endesa, S.A. (previously filed as Exhibit 99.48 to Amendment No.
19 to the statement on Schedule 13D filed on July 25, 2007 by ENEL S.p.A. and Enel
Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(T)	Current report filed on July 27, 2007 by ENEL S.p.A. with the Spanish Comisión
Nacional del Mercado de Valores – CNMV announcing the authorization by the Spanish
Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise its voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with
Acciona, S.A. (previously filed as Exhibit 99.49 to Amendment No. 20 to the statement on Schedule 13D filed on July 27, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L.
and incorporated herein by reference)

(a)(5)(U)	Press release of ENEL S.p.A. dated July 27, 2007 announcing the authorization by the
Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise its voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A. (previously filed as Exhibit 99.50 to Amendment No. 20 to the statement on Schedule 13D filed on July 27, 2007 by ENEL S.p.A. and Enel Energy
Europe S.r.L. and incorporated herein by reference)

8

(a)(5)(V)	Joint press release of Acciona, S.A. and ENEL S.p.A. dated July 30, 2007 announcing the commencement of the joint tender offer[1]

(a)(5)(W)	English translation of the content of the Endesa offer section of the website
www.enel.com[1]

(a)(5)(X)	English translation of the content of the Endesa offer section of the website
www.acciona.es1

(a)(5)(Y)	Form of Summary Advertisement, published in the Wall Street Journal on July 30, 2007[1]

(a)(5)(Z)	Joint current report filed on August 3, 2007 by Acciona, S.A and ENEL S.p.A. with the
Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the administrative appeal against certain conditions imposed upon Acciona, S.A. and Enel
Energy Europe S.r.L. in relation to the joint tender offer for Endesa, S.A. by the Spanish
National Energy Commission on July 4, 2007[2]

(a)(5)(AA)	Joint press release of Acciona, S.A. and ENEL S.p.A. dated August 3, 2007 announcing the administrative appeal against certain conditions imposed upon Acciona, S.A. and Enel
Energy Europe S.r.L. in relation to the joint tender offer for Endesa, S.A. by the Spanish
National Energy Commission on July 4, 2007[2]

(a)(5)(BB)	Joint advertisement of Acciona, S.A. and ENEL S.p.A related to the joint tender offer for
Endesa, S.A. [3]

(a)(5)(CC)	Joint advertisement of Acciona, S.A. and ENEL S.p.A related to the joint tender offer for
Endesa, S.A. [3]

(a)(5)(DD)	Current report filed on September 11, 2007 by Enel Energy Europe S.r.L. and Acciona,
S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV confirming that the attendance premium of €0.15.per ordinary share or ADS of Endesa, S.A. that
Endesa, S.A.’s Board of Directors has resolved to pay to those shareholders that participate in the special general meeting of Endesa, S.A. shareholders to be held on
September 25, 2007 will not be deducted from the price of €40.16 per ordinary share or
ADS of Endesa, S.A. being offered by Acciona, S.A. and Enel Energy Europe S.r.L. in their Joint tender offer for all outstanding ordinary shares and ADSs of Endesa, S.A.

(b)(1)	English Translation of the €1,800,000,000 Syndicated Credit Facility among Acciona,
S.A., The Royal Bank of Scotland, plc, Banco Santander Central Hispano, S.A., Banco
Bilbao Vizcaya Argentaria, S.A., Caylon, Spanish Branch and Natixis S.A., Spanish
Branch dated April 11, 2007[1]

(b)(2)	€35,000,000,000 Credit Facility Agreement among ENEL S.p.A., Enel Finance
International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und
Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca - Banca di
Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007 (previously filed as
Exhibit 99.31 to Amendment No. 9 to the statement on Schedule 13D filed on April 13,
2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(d)(1)	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A.,
ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A. (previously filed as Exhibit
10.16 to Amendment No. 15 to the statement on Schedule 13D filed on March 28, 2007

9

by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(d)(2)	English Translation of Amendment, dated April 2, 2007, to the Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L.,
dated March 26, 2007, regarding the development of a joint ownership project for
Endesa, (previously filed as Exhibit 10.18 to Amendment No. 16 to the statement on
Schedule 13D filed on April 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and
incorporated herein by reference)

(d)(3)	Agreement by and among ENEL S.p.A., Acciona, S.A. and E.ON AG, dated April 2,
2007 (previously filed as Exhibit 10.17 to Amendment No. 16 to the statement on
Schedule 13D filed on April 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. with respect to Shares and the ADSs and incorporated herein by reference)

(d)(4)	Confidentiality Agreement dated June 15, 2007, between Acciona, S.A. and Endesa, S.A.
(previously filed as Exhibit 10.19 to Amendment No. 23 to the statement on Schedule
13D filed on July 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(d)(5)	Confidentiality Agreement dated June 15, 2007, between Enel S.p.A. and Endesa, S.A.
(previously filed as Exhibit 99.44 to Amendment No. 16 to the statement on Schedule
13D filed on July 2, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and
incorporated herein by reference)

[1] Previously filed with the Schedule TO
[2] Previously filed with Amendment No. 1 to the Schedule TO
3 Previously filed with Amendment No. 2 to the Schedule TO

10

Important Information Regarding the Offer

On July 30 2007, Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE” and, together with Acciona, the “Offerors”), an Italian limited liability company and a wholly-owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, filed a tender offer statement on Schedule TO regarding a tender offer for ordinary shares and ADSs of Endesa S.A. ("Endesa") with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from the Offerors regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from Acciona, Enel, Endesa and the four Spanish Stock Exchanges. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), Acciona (www.acciona.es) and Enel (www.enel.it). Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by the Offerors with the SEC on the SEC’s web site at www.sec.gov.

Madrid/Roma,11 de septiembre de 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Dirección de Mercados Primarios
Paseo de la Castellana, 19
28046 Madrid

Muy señores nuestros:	Dear Sirs,

En cumplimiento de lo dispuesto en el	In compliance with section 82 of Act 24/1988,
Artículo 82 de la Ley 24/1988, de 28 de julio,	of July 28th, on the Securities Market,
de Mercado de Valores, ACCIONA, S.A. y	ACCIONA, S.A. and ENEL ENERGY
ENEL ENERGY EUROPE S.r.l. (en lo	EUROPE S.r.l. (hereinafter jointly referred to
sucesivo conjuntamente denominadas como	as the “Offerors”), hereby report the
los “Oferentes”), comunican el siguiente:	following:

HECHO RELEVANTE	RELEVANT INFORMATION

Los Oferentes confirman que la prima de	The Offerors confirm that the attendance
asistencia de quince céntimos de euro brutos	premium of fifteen euro cents gross (€ 0.15)
(0,15.-€) por cada acción o ADS de	per share or ADS of ENDESA, S.A. that the
ENDESA, S.A. que su Consejo de	Board of Directors of ENDESA, S.A has
Administración ha acordado abonar a aquellos	resolved to pay to those shareholders that
accionistas que participen en la Junta General	participate in the Special General Meeting of
Extraordinaria de Accionistas de ENDESA,	ENDESA, S.A. Shareholders convened for
S.A. convocada para el martes 25 de	Tuesday September 25, 2007 in any of the
septiembre de 2007 a través de cualquiera de	forms provided for in the call (whether
las formas previstas en la convocatoria	directly, by proxy, or by long-distance voting),
(directamente, por representación o mediante	shall not be discounted from the price of forty
voto a distancia), no se descontará del precio	euros and sixteen euro cents (€ 40.16) for each
de cuarenta euros y dieciséis céntimos de euro	share or ADS of ENDESA, S.A. offered by
(40,16.-€) por cada acción o ADS de	the Offerors as compensation in the tender
ENDESA, S.A. ofrecido por los Oferentes	offer for the acquisition of all outstanding
como contraprestación en la Oferta Pública de	shares and ADSs of ENDESA, S.A
Adquisición de Acciones de ENDESA, S.A.
por ellos formulada.
Atentamente/Yours faithfully,